CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)
Floating Rate Notes due 2072	$412,533,000	$38,242
Total	$412,533,000	$38,242

(1)	The filing fee of $38,242 is calculated in accordance with Rule 457(r) of the Securities Act of 1933.